Exhibit 99.1

Press Release

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director Country/City Code 8862 Tel: 2656-8016 Brad.Miller@GigaMedia.com
GigaMedia Announces US$11 Million
Share Repurchase Program
TAIPEI, Taiwan, May 23, 2011 — GigaMedia Limited (NASDAQ: GIGM) announced today that its board of directors has approved a US$11 million share repurchase program of the company’s common stock.
Under the terms of the approved program, GigaMedia may purchase up to US$11 million worth of its issued and outstanding shares beginning from June 1, 2011. The repurchases will be made from time to time on the open market at prevailing market prices pursuant to a Rule 10b5-1 plan. The purchases will be made subject to restrictions relating to volume, pricing and timing. The timing and extent of any purchases will depend upon market conditions, the trading price of GigaMedia’s shares and other factors.
GigaMedia expects to implement this share repurchase program in a manner consistent with market conditions and the interests of the shareholders and in compliance with the company’s securities trading policy and relevant Singapore and US laws and regulations. GigaMedia’s board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size accordingly.
GigaMedia plans to fund repurchases made under this program from the company’s available cash balance. GigaMedia plans to cancel all repurchased shares.
About GigaMedia
GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. Through its subsidiaries, GigaMedia develops and operates a suite of online games in Asia covering the regions of Greater China and Southeast Asia. More information on GigaMedia can be obtained from www.gigamedia.com.
The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2010.
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